SUB-ITEM 77C: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On December 28, 2005, the initial shareholder of Brown Advisory Opportunity Fund ("Fund"), a newly created series of Registrant, voted by unanimous consent to approve the Investment Advisory Agreement between the Trust and Brown Investment Advisory Incorporated with respect to the Fund.